Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HPEC, Inc.
13727 SW 152nd Street #671
Miami, FL 33177
https://www.hpec.io/

Up to $617,999.89 in Class A Common Stock at $0.19
Minimum Target Amount: $14,999.93

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HPEC, Inc.
Address: 13727 SW 152nd Street #671, Miami, FL 33177
State of Incorporation: DE
Date Incorporated: June 07, 2019

Terms:

Equity

Offering Minimum: $14,999.93 | 78,947 shares of Class A Common Stock
Offering Maximum: $617,999.89 | 3,252,631 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.19
Minimum Investment Amount (per investor): $499.89

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time Based Perks</u>

Friends and Family Bonus: Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus: Invest within the first week and receive 10% bonus shares.

Early Bird Bonus: Invest within the second week and receive 5% bonus shares.

<u>Amount Based Perks</u>

Tier 1 | $1000+: Receive an HPEC Carabiner Badge Reel

Tier 2 | $3000+: HPEC Phone Pop Socket (~$10/each) + HPEC Carabiner Badge Reel ($3.25/each) + A free ViTel Health membership

Tier 3 | $5000+: Receive an HPEC Phone Pop Socket + HPEC Carabiner Badge Reel + HPEC Tumbler+ A free ViTel Health membership +1 year of free ViTel Telehealth job matching with no transaction cost/fees

Tier 4 | $10,000+: All of the Above + 10% Bonus Shares + a meeting with Dr. Busse to talk about your goals + 3 months free basic ViTel Health EHR use and implementation for the physician investor and up to 2 staff members (this would usually be $295 a month for the basic EHR) - you can also choose to use the $295/mo toward the $495 specialty specific EHR if they need a more robust solution

Tier 5 | $20,000+: All of the Above + 20% Bonus Shares + 3 months free specialty specific or basic ViTel Health EHR use (normally $295-485/mo) and implementation for the physician investor and up to 2 staff members ($885-$1485 Total Value) +1 year Elite Membership to Friends of Medicine a $595 value (physicians only) + seat on HPEC Physician Advisory Board (physicians only)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Loyalty Bonus: Friends of HPEC will receive an additional 5% bonus shares.

<u>The 10% StartEngine Owners' Bonus</u>

HPEC, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.19/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $19. Fractional shares will not be distributed and Unit bonuses will be determined by rounding down to the nearest whole Unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

The US healthcare system is expensive, inefficient and frustrating due to unnecessary third parties and friction filled manual processes that take physicians away from patient care. The professional identity and credential authentication process that is required in order for a physician to work is one of those administratively burdensome processes that contributes to the physician shortage and costs our system $5B per year.

The HPEC-evercred system provides opportunities for secure direct data ownership and peer to peer communication between doctors and patients through decentralized identity. Decentralized identity is an open standards self sovereign and peer to peer data transfer protocol that will be ubiquitously applied for the future of Web3.

We automate the identity authentication process for practicing physicians in order to work and move freely and autonomously. By solving the credentialing and identity management problem, we improve access to practicing physicians and create a new physician workforce mobility marketplace with the power to leverage our identity system to intercept multiple opportunities throughout the $4.3T US healthcare system, with the potential to go global.

Source for $5B: https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData

Source for $4.3T: https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData/NHE-Fact-Sheet

Business Model

We start by providing credentialing services. We can provide this service in the old way while building the future decentralized system.

Issuers first use the evercred system to issue digital verifiable credentials. Evercred is purchased as a SAAS model.

Once a credential is issued it automates primary source verification, because proof is permanently documented onto a blockchain. The evercred system can then become a revenue-generating system for the credential issuers. Use of this system will also save money as it will reduce human resources needed to respond to credential verification requests moving forward.

Credential verifiers will pay for credential verification just like they already do.

After overhead a portion of that revenue will go to the credential holders and another portion to the issuers of the credentials. HPEC as a company also receives a revenue share for providing the service.

We can also later leverage the physician network to provide other services including R&D, Telemedicine, Payments, Job Boards, Data Analytics etc.

Intellectual Property

We have already developed our HPEC mobile app for both iOS and Android which contains our mobile digital identity wallet and access to our physician-only community features and social network. We have also developed two web-based dashboard.

Our intellectual property is an integral part of our business strategy. In accordance with industry practice, we protect our proprietary products, technology and competitive advantage through a combination of contractual provisions and trade secrets, copyright and trademark laws in the United States and other jurisdictions where business is conducted.

Competitors and Industry

Competitors

There are hundreds of credentialing companies that provide downstream solutions that optimize the manual process. To date we believe we are the only company using open decentralized identity standards to create automated primary source verification at the time the credential is issued. Here are some examples of competitors and what we believe they do differently:

Evercheck: A centralized credentialing wallet that does not use open decentralized identity standards, does not receive digitally verifiable credentials and is not available to any physician; it is a purchased product by closed credential verifying systems.

https://evercheck.com/

Axuall: A company that pulls downstream practitioner data from various available practitioner data networks and API's and aggregates and presents it in digestible formats that can be edited by the practitioner in order to credential faster.

https://www.axuall.com/

Synaptic Health Alliance: A consortium of credential verifiers who have agreed to share practitioner data through a closed permissioned blockchain based database.

https://www.synaptichealthalliance.com/

Verifiable: A company that pulls downstream practitioner data from various available practitioner data networks and API's and aggregates and presents it in digestible formats that can be edited by the practitioner in order to credential faster.

https://verifiable.com/

Verity Stream: Is a downstream semi manual semi automated web crawling based system that checks credentials that have already been issued. Verity stream is not a physician facing system it is a purchased product by closed credential verifying systems.

https://www.veritystream.com/

Provider Safe & Total Verify by Equifax: ProviderSafe™ is a set of solutions and services designed to streamline healthcare credentialing and compliance and reduce duplicates and unwanted data, significantly decreasing turnaround time and dead-end investigations. They do not have a self sovereign or decentralized identity layer that puts credentialing data control in the hands of the physician.

https://totalverify.equifax.com/solutions/healthcare-compliance

https://totalverify.equifax.com/solutions/providersafe

Industry

Credentializing Transactions:

According to ‘Becker’s Hospital CFO Report’ (https://www.beckershospitalreview.com/finance/the-evolution-of-credentialing-and-provider-enrollment.html), on average, a physician will participate with between 20 – 25 insurance payers. According to ‘Physician Practice Services’ (https://physicianpracticespecialists.com/credentialing/how-much-does-physician-credentialing-cost/):

• PPS: Credentialing packages average $200 per plan per provider. In most cases we can beat any US competitor’s price by 10-20%.

• ThriveWorks (AKA medical credentialing .org) They are a counseling credentialing service and employ dozens of counselors across the country. Avg. $325 per plan per provider with some plans costing more. Be sure to read the ThriveWorks reviews online.

• Supero Healthcare- Medicare & Medicaid $375 per provider with commercial plans costing an average of $250 per plan per provider

• National Credentialing (nCred) – $275 per plan per provider for most plans. For the purposes of this exercise, we need to be conservative. We are going to assume HPEC physicians only consider the following eight leading insurers: Aetna, BlueCross, Cigna, Humana, Medicare, Medicaid, Tricare, and UnitedHealth. The average transaction fee for these eight insurers, at $200 per plan, would be $32 per year per physician.

Medical Service Transactions:

According to a 2012 study conducted by the ‘University of California at San Francisco’s Center for Excellence in Primary Care’ (https://www.physicianleaders.org/news/how-many-patients-can-primary-care-physician-treat), if a primary care physician does everything – screening, counseling, immunization, drug prescription, routine chronic care plus treatment of acute conditions — working 43 hours a week for 47.1 weeks a year (the average estimated by the American Academy of Family Physicians), s/he can accommodate a maximum panel of only 983 patients. According to a 2013 survey by the ‘American Academy of Family Physicians’ (https://www.washingtonpost.com/news/to-your-health/wp/2014/05/22/how-many-patients-should-your-doctor-see-each-day/), the average member of that group has 93.2 "patient encounters" each week — in an office, hospital or nursing home, on a house call or via an e-visit. That's about 19 patients per day. The family physicians said they spend 34.1 hours in direct patient care each week, or about 22 minutes per encounter, with 2,367 people under each physician's care.

Again, we need to be conservative. Using the data above, we are going to assume HPEC physicians only work 40 hours per week, meaning they can only see 88 patients in that week. However, HPEC physicians are still working 47.1 weeks during the year, meaning they have time for 4,162 visits. According the CMS, the NHE reached $3.6 Trillion in 2018 (based on data just released a few weeks ago).

The average outsourced credentialing cost is anywhere from $3.9 to $4.9 Billion. Given these are conservative calculations, I believe $5 Billion fits the narrative. However, according to 'Ninety Nine Healthcare Management' (https://www.99mgmt.com/blog/how-much-do-physician-credentialing-services-cost) and other sites that say the same thing, the average physician spends 43 minutes per day (which converts to 3.5 hours per week) on credentialing. At 47.1 weeks per year, physicians can experience a $43 Billion total loss in revenue (time that should be spent with patients). It may be beneficial to include this information in the slide.

Each year, the Centers for Medicare and Medicaid Services produces a 'National Healthcare Expenditures (NHE) Fact Sheet': https://www.cms.gov/nationalhealthexpenddata/ which is where much of our data comes from.

Current Stage and Roadmap

Current Stage

HPEC is a decentralized identity and social mobile application for physicians that will allow them to store and share their credentials, present their identity, control how they interact digitally, and build their own referral networks. Through the HPEC wallet physicians can get paid for their services and connect with each other and their patients directly in a peer to peer fashion. We launched our alpha version on the iOS and google play stores in early 2022 and as of October 2022 have paused invitations to the app with nearly 1000 physician members.

Evercred is a permanent decentralized user centric solution to issuing and maintaining accurate and up-to-date professional credentials for physicians. Evercred was also developed and launched in 2021 and will be used in a pilot project we have with two ACGME-approved residency programs.

We solve for credentialing first with the intention to expand to the broader healthcare system. Evercred and HPEC are interoperable but not interdependent because they interact with any other Decentralized Identity System creating an unlimited upside potential for the future of Web3

Future Roadmap

The world is becoming more and more digital and it's time to build solutions that serve the people, rather than big tech companies. When you invest in HPEC you empower individual doctors to serve patients directly while eliminating third party interference or influence in our healthcare system. Our new system will provide data sovereignty and end to end transparency and trust in the price, and cost of physician services. Your funds will be used to hire the team that will automate physician referral networks in order to improve patient access to direct physician care. Funds will be used to refine our product that is currently in beta, and hire the long term team that will get us to first revenue by 2024.

The Team

Officers and Directors

Name: Leah Christine Houston

Leah Christine Houston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder | CEO | Head of Product | Sole Director
  Dates of Service: June, 2019 - Present
  Responsibilities: As a subject matter expert in both the decentralized identity and healthcare space I am in charge of the product roadmap, business development, community organizing, creative direction, managing finances, and running the day to day company operations. Leah receives 70k a year in salary.

Other business experience in the past three years:

- **Employer:** StartUp Health
  Title: Healthcare Transformer
  Dates of Service: September, 2022 - Present
  Responsibilities: As a member of Startup Health's army of healthcare transformers we are given an opportunity to build and collaborate along side other transformers in order to work together to address the biggest health challenges of our time.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $617,999.89 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational HPEC Digital Identity and Credential Wallet for Physicians or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our HPEC Digital Identity and Credential Wallet for Physicians. Delays or cost overruns in the development of our HPEC Digital Identity and Credential Wallet for Physicians and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
HPEC, Inc was formed on June 7, 2019. Accordingly, the Company has a limited

history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HPEC, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and no revenue. If you are investing in this company, it's because you think that HPEC Digital Identity and Credential Wallet for Physicians is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on HPEC, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on HPEC, Inc could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Leah Christine Houston	100,000,000	Class B Common Stock	98.7%

The Company's Securities

The Company has authorized Preferred Stock, Token Class Stock, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,252,631 of Class A Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Preferred Stock may or may not have voting rights (see below)

Material Rights

Rights and Preferences to be Designated

The Board of Directors is hereby authorized from time to time to provide by resolution for the issuance of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by this Certificate of Incorporation, as amended from time to time, and to determine with respect to each such series the number of shares in such series, the voting powers, if any (which voting powers if granted may be full or limited), designations, powers, preferences, qualifications, limitations, restrictions and the relative, participating, optional or other special rights, if any appertaining thereto including, without limiting the generality of the foregoing, the voting rights appertaining to shares of Preferred Stock of any series (which may be one vote per share or a fraction or multiple of a vote per share, and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any series may be entitled (which may be cumulative or non-cumulative), the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution or winding up of the affairs of the Corporation, and the rights, if any, of the holders of Preferred Stock of any series to convert or exchange such Preferred Stock of such series for shares of any other class of capital stock (including the determination of the price or prices or the rate or rates applicable to such right to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable).

Token Class Stock

The amount of security authorized is 190,000,000 with a total of 0 outstanding.

Voting Rights

Token Class Stock may or may not have voting rights (see below)

Material Rights

Rights and Preferences to be Designated

The Board of Directors of the Corporation may by resolution authorize the issuance of shares of Token Class Stock from time to time in one or more series. The Corporation may reissue shares of Token Class Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. The Board of Directors is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Token Class Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Token Class Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 13,156,302 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Material Rights

Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor, if, as and when determined by the Board of Directions in their sole discretion, subject to provisions of law, any provision of the Certificate of

Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized and issued hereunder. Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends,

Liquidation. Upon the dissolution or liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject however, to the liquidation rights of the holders of Preferred Stock authorized and issued hereunder.

Class B Common Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Material Rights

Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor, if, as and when determined by the Board of Directions in their sole discretion, subject to provisions of law, any provision of the Certificate of Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized and issued hereunder. Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends,

Liquidation. Upon the dissolution or liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject however, to the liquidation rights of the holders of Preferred Stock authorized and issued hereunder.

Conversion. Upon the transfer of a share of Class B Common Stock by its initial holder, such share of Class B Common Stock shall be automatically converted in a share of Class A Common Stock.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $160,000.00
  Number of Securities Sold: 3,200,000
  Use of proceeds: Working Capital and Technology Development

Date: March 08, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 100,000,000
  Use of proceeds: Working Capital and Technology Development
  Date: March 08, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $20,000.00
  Use of proceeds: Working Capital and Technology Development
  Date: August 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $454,878.00
  Number of Securities Sold: 7,581,300
  Use of proceeds: Working capital and software development
  Date: December 30, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $110,000.00
  Number of Securities Sold: 1,375,000
  Use of proceeds: Working capital and software development
  Date: February 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this document. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this document.

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

The Company did not generate any revenue for the years ended December 31, 2021 and December 31, 2022.

Cost of goods

The Company has not yet generated any revenue and thus, has no cost of goods.

Expenses

Our expenses consist primarily of personnel cost, consulting fees, advertising and promotional costs, audit and tax, and other professional service fees.

Expenses for fiscal year 2020 were $157,268 compared to $308,491 in fiscal year 2021, an increase of $151,223 or 96%. The large increase in expenses was associated with increased spending for product development which commenced at the end of 2020 and accelerated in 2021 when we completed the development of the beta version of our app. In 2022 our expenses were $242,311 compared to $308,941 in 2021, a decrease of $65,907 or 21% associated with decreased spending for product development in 2022.

Historical results and cash flows:

The Company is currently in the initial beta production stage and we are pre-revenue. As a result historical cash flows are not indicative of the revenue and cash flows expected for the future when we expect to generate revenue and increase expenses primarily in marketing and product development. Past cash was primarily generated through equity investments. Our goal is to work towards building a repeatable and sustainable revenue model in this next phase where expenses will go up significantly in 2023 and 2024 to develop that model with the expectation that we start capturing revenue by 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of July 2023, the Company has capital resources available in the form of a credit line of $20,000 and cash in the amount of $10,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our on-going operations and software development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for a period of under two months without having to seek additional financing. This is based on a current monthly burn rate of $12,000 for expenses related to salaries and consulting fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $618,000, we anticipate the Company will be able to operate for 4 months. This is based on an anticipated monthly burn rate of approximately $150,000 for expenses related to salaries and consulting fees including salaries for management, our marketing team and our software development team.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital financing but does not currently not conducting any other offering.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $21,499,697.38

Valuation Details:

This valuation was completed internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock currently outstanding. The Company does not have any outstanding options, warrants, or other securities with a right to acquire shares outstanding. The Company does not have any shares reserved for issuance under a stock plan.

Our pre-money valuation is based on the fact that we raised capital on an idea at a $10M valuation when we were in idea only phase pre-product launch. We now have a product in market with 1000 verified physician users and pilot partnerships with academic medical centers. Amazon Acquired One Medical for $3.9B at that time they reported less than 2000 "practitioners" working there- not all of whom were physicians. Although HPEC is not an employment platform - having ½ of the representation of a $3.9B company justifies a nearly 1/200th value of $21M, especially when we aim to improve workforce mobility for these individuals and provide direct payment opportunities across siloed systems which aims to have a much wider reach.

The physician credentialing market alone is $5B - Social networks are harder to gage with Facebooks valuation at around $15B with a revenue of $265M/year and Doximity that focuses on physicians and other healthcare workers valued at $4.6B at it's IPO.

As an early startup company we have already reached close to 1% of the physician market with ~70K of the 1M dedicated physician users following us over social media and 0.1% (~1000) physician members on the app who represent >100,000 patients are a demonstration as to the need for a solution like ours.

<u>Market Growth & Trends</u>

Decentralized identity is an up and coming industry, and verifiable credentials are the future of work. There is a physician workforce shortage and we believe we are the only company using decentralized identity to solve the workforce/credentialing problem. We also believe we also the only Decentralized Autonomous Organization for Physicians in the US, so we are 1st to market on two major fronts.

Comparable Competitor Companies

Physician Community Competitor Companies/Organizations:

There are a few physician only social networks, and a few medical DAO's I will share more about that here:

Centralized physician social networks include Sermo (https://www.sermo.com/) which was the 1st social network for physicians and has mostly an international following, and Doximity (https://www.doximity.com/) which is really a news feed where physicians can post and comment. **Doximity went public at a valuation of 4.6B. We believe we can capture that entire market and make doximity obsolete.** There is no space for organization and collaboration. There are also many physician facebook groups that are also centralized and usually solely controlled and censored by the person who created the group.

There are many centralized national and regional medical associations, the most well known one is reported to only represent 7% of physicians and it is the AMA (https://www.ama-assn.org/) that has a representative democracy and no reported or promised governance or treasury transparency for the physician members. There are many more national and regional specialty and interest specific physician organizations, as well. Also all centralized, and most with no transparency in leadership decision making.

There are a few physician unions including CIR (https://www.cirseiu.org/) which is a resident only organization and UAPD (https://www.uapd.com/), both traditional unions, top down, and centralized.

MedDAO (https://www.meddao.xyz/) is a new medical DAO being built that is being designed for all medical people, not necessarily physician only, but is founded primarily by physicians. Medical Credential ownership and decentralized identity is not part of their vision according to the team. There is also MDDAO (https://mddao.com/) another medical DAO - which as far as we can tell is also not physician only, and has no credentialing or identity management utility.

Credentialing and Physician Identity Management Competitor Companies:

There are hundreds of credentialing companies that provide downstream solutions that optimize the manual process. To date we believe we are the only company using open decentralized identity standards to create physician controlled automated primary source verification at the time the credential is issued. Below are some other early stage companies that are doing credentialing.

Evercheck: A centralized credentialing wallet that does not use open decentralized identity standards, does not receive digitally verifiable credentials and is not available to any physician; it is a purchased product by closed credential verifying systems.

https://evercheck.com/

Axuall: A company that pulls downstream practitioner data from various available practitioner data networks and API's and aggregates and presents it in digestible formats that can be edited by the practitioner in order to credential faster. Axuall has a wallet component but the service is believed to only be able to be purchased by credential verifying systems.

https://www.axuall.com/

Synaptic Health Alliance: A consortium of credential verifiers who have agreed to share practitioner data with each other through a closed permissioned blockchain based database.

https://www.synaptichealthalliance.com/

Verifiable: A company that pulls downstream practitioner data from various available practitioner data networks and API's and aggregates and presents it in digestible formats that can be edited by the practitioner in order to credential faster.

https://verifiable.com/

Verity Stream: Is a downstream semi manual semi automated web crawling based system that checks credentials that have already been issued. Verity stream is not a physician facing system it is a purchased product by closed credential verifying systems.

https://www.veritystream.com/

Total Verify and Provider Safe by Equifax: ProviderSafe™ is a set of solutions and services designed to streamline healthcare credentialing and compliance and reduce duplicates and unwanted data, significantly decreasing turnaround time and dead-end investigations. They do not have a self sovereign or decentralized identity layer that puts credentialing data control in the hands of the physician.

https://totalverify.equifax.com/solutions/healthcare-compliance

https://totalverify.equifax.com/solutions/providersafe

Other Early Decentralized Identity Companies Include Trinsic (https://www.crunchbase.com/organization/trinsic), Spruce (https://www.crunchbase.com/organization/spruce-systems),

Other Early Verifiable Credentialing companies include Credley (https://www.crunchbase.com/organization/credly) acquired by Pearson Vue for a $200M valuation (https://home.pearsonvue.com/About/News/2022/Pearson-Acquires-

Digital-Credentialing-Leader-Cred.aspx) **- we are earlier and pre-revenue which is why our valuation is 1/10 what they are. They do digital credentials, but not decentralized identity based- they have no wallet and no social network - which makes us unique.**

As far as we know, every single credentialing solution in the market today does downstream, credential, manual verification of credentials that have been already issued in paper format. They go back to the primary source to verify that those paper credentials are real. Most of this is done manually, a lot of it over fax.

There are some new software services that integrate into some publicly, or privately available API's in the background that hook into some of the currently available databases around centralized data.

Some companies may also store this information on a Blockchain's, but in most cases, as far as we know, this seems to be closed permission, Blockchains rather than open in Permissionless.

In the above cases, the physician is never in control of their data because it's owned and controlled by the credentialing solution provider, and the credential, issuers and verifiers only. Examples of issuers are state, licensing boards, medical schools, CME companies, and examples of credential verifiers are employers health systems and insurance companies.

Other solutions solve the credentialing problem downstream in a way that needs to be repetitively done every two years for regulatory compliance. In the future this timeframe is projected to be shortened to as short of a timeframe as every 2 days according to a recent Whitepaper published by CAQH and the AMA:

Source: Improving Health Plan Provider Directories And the Need for Health Plan-Practice Alignment, Automation and Streamlined Workflows: https://www.caqh.org/sites/default/files/other/CAQH-AMA_Improving%20Health%20Plan%20Provider%20Directories%20Whitepaper.pdf

Evercred (software owned by HPEC, inc) does upstream credential issuance for credential issuing bodies such as medical schools, residency programs and the like. Using the Evercred system leads to automatically and permanently Verifiable (digital) Credentials for the lifetime of a doctor's career. The doctor is the one that holds and controls the access to these credentials through their decentralized identity wallet. The proof of these credentials will be hashed to blockchains that are publicly available. Unlike the competitors listed above and because these digital credentials are permanently verifiable, we essentially automate regulatory compliance from the moment they are issued.

The Value of the Company's Assets

We have two interoperable solutions:

HPEC (https://www.hpec.io/) is a decentralized identity and social mobile application for physicians that will allow them to store and share their credentials, present their identity, control how they interact digitally, and build their own referral networks. Through the HPEC wallet physicians can get paid for their services and connect with each other and their patients directly in a peer to peer fashion. We launched our alpha version on the iOS (https://apps.apple.com/us/app/hpec/id1569948293) and google play (https://play.google.com/store/apps/details?id=io.hpec.HPEC) stores in early 2022 and as of October 2022 have paused invitations to the app with nearly 1000 physician members.

Evercred (https://www.evercred.com/) is a permanent decentralized user centric solution to issuing and maintaining accurate and up-to-date professional credentials for physicians. Evercred was also developed and launched in 2021 and will be used in two pilot projects we have with ACGME (https://www.acgme.org/) -approved residency programs.

Theoretically both of these solutions could be sold along with the company strategies, process documents, creative assets etc. . The most probable way this would happen is for Evercred to be sold as a SaaS model and HPEC in a white label capacity.

Management's Prior Achievements & Success

Leah Houston, MD | Founder and CEO

Dr. Houston is a seasoned medical doctor, physician, and patient advocate with a passion for the intersection of medicine and technology. Prior to founding HPEC, she served for more than 10 years as a practicing emergency physician in three states and over 15 different health systems. Dr. Houston holds a Bachelor's Degree in Molecular Biology and Biochemistry from SUNY Plattsburgh, Medical Degree from Albany Medical College, and held Residency in Emergency Medicine at Albany Medical College.

Key Industry Advisors:

Jonathan G. | Chief Technical Advisor
Mr. Guerin is a software engineer with over 20 years experience. He has a Bachelors in Computer Science from UC Irvine 2001. He has startup experience as the Founding Technical Lead for of MenuLink acquired by Mirus in 2011. Worked as a software developer at Facebook from 2017 to 2022 with a focus on computer vision and Machine Learning. He is currently the lead developer for the HPEC app.

Paul Goodman, Esq. | Chief Legal Advisor
Mr. Goodman has represented many clients involved in the merger and acquisition of Web design and services companies, as well as venture capital transactions within the Internet industry since 1992. He is currently SEC counsel to two publicly-traded companies and handles all aspects of their ’33 and ’34 Act compliance. He is a member of the Board of Directors of Aladdin Systems Holding, Inc. (OTCBB:ALHI). Mr. Goodman received a Juris Doctor degree from the City University of New York and received a Bachelors and Masters Degree in Computer Science from Queens College.

He was formerly a faculty member of the Queens College Computer Science Department and is the author of five books on programming and is preparing to launch the first non-fungible token (NFT) IPO in late 2022/early 2023.

Kaliya Young | “Identity Woman” Decentralized Identity Advisor
Co-founder of the Internet Identity Workshop
Author of Domains of Identity
Editor of the Identosphere Newsletter
https://www.linkedin.com/in/kaliya/

Yasmeen Drummond | Crypto & Blockchain Advisor
Investor at Nima Capital, runs their Blockchain Investment Vertical
Founder of Women in Blockchain
Health Tech Consultant
https://www.linkedin.com/in/yasmeen-d-a69a0121/

Alex Cahana, MD | Blockchain Healthcare SME:
Venture Partner Impact Rooms
United Nations Blockchain Healthcare Expert
Anesthesiologist, and Pain Management Physician
https://www.linkedin.com/in/dr-alex-cahana-health-blockchanger/

Mark Wilcoxon | Healthcare Economics SME
Healthcare Economist and Business Analyst
Major contributor to HPEC Business Analysis (EBITDA etc)
https://www.linkedin.com/in/hwhliving/

Benjamin Mansalis, MD | Health Systems Informatics SME
Current and previous CIO of Large Health System
Primary Care Physician
https://www.linkedin.com/in/benmansalis/

Mendy Kosinski | Credentialing SME
Previous buyer for enterprise credentialing systems for large health system
Previous Medical Staff Services and Credentialing Director Since 1999
https://www.linkedin.com/in/mendy-koscinski-mshca-rhia-cpcs-cpmsm-cphq-cphrm-8616453a/

<u>Business Partnerships & Relationships</u>

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below business partnerships:

We have two signed pilot agreements with ACGME approved medical residency programs, one with the University at Buffalo, and the other with Norman Regional Medical Center where they will use our system to issue permanently verifiable credentials into the wallets of practicing doctors.

We have a signed memorandum of understanding with an established tele fingerprinting company. The company's main business is with telemedicine physicians and they have IP and agreements with all 50 medical state licensing boards and numerous fortune 500 companies to digitize their current manual process and make their legacy paper credentials digitized and automatically verifiable credentials.

We have a signed memorandum of understanding with an organization called Friends of Medicine, with the intention to collaborate on person community events for our mutual physician members.

We also have a book of business with a list of over 100 companies who want to use our services when it becomes enterprise ready.

Market Growth & Trends

Digital identity is undergoing rapid transformation as a consumer centric solution that's on its way to becoming mainstream. There is demand for interoperable identity credentials that can be integrated across different used cases in the digital and physical world.

The Internet was designed without personal identity in mind, and, with a need to authenticate humanity, and personhood being an important business need, this problem now needs a solution. The first generation solutions came from single sign-on that enabled federated identity, allowing 3rd parties to be the custodian of one's identity which comes with fundamental risk, including collusion, censorship, and unauthorized personal data, commoditization.

The next generation will be reusable, automatically and permanently verifiable, self sovereign decentralized identity because it creates a trust framework that provides individuals with data mobility across ecosystems.

In 2022 there was a decentralized identity market TAM of $32.2B, and a CAGR of 68.9% with projected growth of $266.5B by 2027 according to a report by Luminal technologies, a leading decentralized identity company.

The professional identity and credential authentication process that is required in order for a physician to work is an administratively burdensome process that contributes to the physician shortage and costs our system $5B per year. As far as we know, we are the 1st and only company in the market that is using these open standards technology to put the physician in control of their identity data in order to solve this problem for the future of physician workforce mobility.

Sources: Luminal Report (https://drive.google.com/file/d/1Bb267SgzdUuStKFdnohHBeG33Rk7FDXd/view?usp=share_link), Jobs for the Future Report (https://drive.google.com/file/d/14uG6SZjO5TsDZxfYBTmQwIHwVbTOsFR5/view?usp=share_link), and CMS National Expenditure Report

(https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData)

Use of Proceeds

If we raise the Target Offering Amount of $14,999.93 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $617,999.89, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  8.0%
  Technology Design, Ux/UI, Outreach, CRM maintenance, Ads etc
- *Research & Development*
  1.5%
  Some of our capital will go towards customer R&D in order to iterate on the product during pilots
- *Company Employment*
  70.0%
  Team is the most important part of running a company, and the majority of the capital will go towards paying the technical, executive and support team
- *Operations*
  4.0%
  Technologies used including tooling and software and database maintenance and storage this will be variable and will grow as the company grows.
- *Working Capital*
  8.0%
  We will utilize consultants for a portion of our business, so the majority of our working capital will go towards consulting around technology development, design, data analytics etc. Some working capital will go towards travel expenses.
- *Inventory*
  1.0%
  Should we need any hardware, furniture, or other supplies to run the business.

- *Miscellaneous*
  1.0%
  Currently unknown expenses

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hpec.io/ (https://www.hpec.io/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hpec

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HPEC, Inc.

[See attached]

HPEC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
HPEC, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of HPEC, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 18, 2023
Los Angeles, California

HPEC INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 46,152	$ 145,278
Total Current Assets	**46,152**	**145,278**
Total Assets	**$ 46,152**	**$ 145,278**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 9,997	$ 4,647
Total Current Liabilities	**9,997**	**4,647**
Total Liabilities	**9,997**	**4,647**
STOCKHOLDERS EQUITY		
Common Stock Class A	1,316	1,203
Common Stock Class B	10,000	10,000
Additional Paid in Capital	756,573	622,570
Retained Earnings/(Accumulated Deficit)	(731,734)	(493,142)
Total Stockholders' Equity	**36,155**	**140,631**
Total Liabilities and Stockholders' Equity	**$ 46,152**	**$ 145,278**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	222,660	307,189
Sales and Marketing	15,933	5,278
Total operating expenses	238,592	312,467
Operating Income/(Loss)	(238,592)	(312,467)
Interest Expense	-	0
Other Loss/(Income)	-	(2,727)
Income/(Loss) before provision for income taxes	(238,592)	(309,740)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (238,592)**	**$ (309,740)**

See accompanying notes to financial statements.

HPEC INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	7,714,050	$ **771**	100,000,000	$ **10,000**	$ **558,688**	$ **(183,402)**	$ **386,057**
Issuance of Stock	4,317,252	432			63,882		64,314
Net income/(loss)						(309,740)	(309,740)
Balance—December 31, 2021	12,031,302	1,203	100,000,000	10,000	622,570	$ (493,142)	$ **140,631**
Issuance of Stock	1,125,000	113			134,004		134,116
Net income/(loss)						(238,592)	(238,592)
Balance—December 31, 2022	**13,156,302**	$ **1,316**	**100,000,000**	$ **10,000**	$ **756,573**	$ **(731,734)**	$ **36,155**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(238,592)	$	(309,740)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit Cards		5,351		3,415
Net cash provided/(used) by operating activities		**(233,242)**		**(306,325)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		134,116		64,314
Net cash provided/(used) by financing activities		**134,116**		**64,314**
Change in Cash		(99,126)		(242,011)
Cash—beginning of year		145,278		387,289
Cash—end of year	**$**	**46,152**	**$**	**145,278**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	0
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

HPEC, Inc. ("HPEC" or the "Company") was incorporated in the State of Delaware on June 7, 2019. The Company is a technology company that is building a marketplace for healthcare professionals to share and sell their data and services.

The Company's strategic plan is focused on building and refining their technology and attracting and onboarding users to its platform in order to achieve revenue growth and profitability. These objectives will be attained by implementing a focused and strategic development and marketing plan, while simultaneously building the technology.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements.

Use of Accounting Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company determines revenue recognition by: (a) identifying the contract, or contracts, with the customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to performance obligations in the contract; and (e) recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services. The Company recognizes revenue in the amount that reflects the consideration it expects to receive in exchange for the sales of software products when control of the promised products is transferred to its customers and its performance obligations under the contract have been satisfied. Revenue is recorded net of transaction taxes assessed by governmental authorities such as sales, value-added and other similar taxes.

Concentrations and Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that may periodically exceed federally insured limits.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change.
A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of December 31, 2022 and 2021. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2022 and 2021.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

Commitments and Contingencies

We are subject to claims and litigation in the ordinary course of our business. We record a liability for commitments and contingencies when the amount is both probable and reasonably estimable.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, such as accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments.

Recently Issued Accounting Standards

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether the implementation of such proposed standards would be material to the financial statements of the Company.

Reclassification

Certain amounts have been reclassified to conform with the current presentation.

NOTE 3. COMMON STOCK and PREFERRED STOCK

Pursuant to the Company's Articles of Incorporation, filed with the Delaware Secretary of State, the Company is authorized to issue 400,000,000 shares of its stock outstanding consisting of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock and 190,000,000 shares of token stock each with a par value of $0.0001.

Common Stock

Common Stock is issued in two classes, Class A and Class B. The voting, dividend, liquidation and other rights of the holders of Common Stock are subject to and qualified by the rights of the holders of the preferred stock. Class A Common Stockholders are entitled to one vote per share and Class B Common Stockholders are entitled to ten votes per share.

Class A

During the years ended December 31, 2022 and 2021 the Company issued 1,125,000 and 4,317,252 shares of its Class A Common Stock, respectively, to equity investors. Proceeds from the sales were $90,000 and $264,035, respectively. As of December 31, 2022 and 2021 there were 13,156,302 and 12,031,302 shares of the Company's Class A Common Stock issued and outstanding, respectively.

Class B

No shares of the Company's Class B stock were issued during the years ended December 31, 2022 and 2021. As of December 31, 2022 and 2021 there were 100,000,000 shares of the Company's Class B Common Stock issued and outstanding.

Preferred Stock

The voting, dividend, liquidation and other rights of the holders of preferred stock have preference over Common Stock and token stockholders. Preferred stockholders are entitled to one vote per share or a fraction or multiple of a vote per share. There was no Preferred Stock issued and outstanding as of December 31, 2022 and 2021.

Token Stock

Token stock may be issued in one or more series. The voting, dividend, liquidation and other rights of the holders of token stock are subject to and qualified by the rights of the holders of the preferred stock. Token stockholders are entitled to one vote per share. There was no token stock issued and outstanding as of December 31, 2022 and 2021.

NOTE 4. INCOME TAXES

There was no current or deferred income tax provision for the years ended December 31, 2022 and 2021. The components of net loss consist of losses from operations within the United States.

The Company's deferred income taxes assets consist primarily of net operating loss carryforwards ("NOL's"). As the Company has yet to file its income tax returns, it cannot estimate its NOL at this time. The Company has a valuation allowance against the full amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to the operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income.

The Company's NOL's could be subject to certain limitations in the event there is a change in control of the Company pursuant to Internal Revenue Code Section 382, though the Company has not performed a study to determine if the loss carryforwards are subject to these Section 382 limitations.

NOTE 5. COMMITMENTS AND CONTINGENCIES

COVID-19

The Company continues to closely monitor the situation and the effects of the COVID-19 pandemic on its business and operations. The Company does not yet know the full extent of potential impacts on its business and operations. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows or financial condition.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the filing and has determined that except as disclosed below, no additional disclosures are necessary.

NOTE 7. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $238,592, an operating cash flow loss of $233,242, and liquid assets in cash of $46,152 which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF HPEC

Empowering physicians through decentralization

Physicians must empower themselves now in order to be free to ethically care for patients. HPEC provides a decentralized, physician controlled system that automates an...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HPEC
The future of healthcare designed and delivered directly by practicing physicians

$21,735.32 Raised

REASONS TO INVEST

- HPEC aims to enable physicians to swiftly move between private practices and healthcare systems, cutting credentialing time from months to seconds, all while keeping doctors in control of their data.
- The HPEC Community is a physician-led digital organization for a patient-centric, decentralized healthcare system. It serves as a collaborative physician governed referral network uninfluenced by third-parties
- Our platform is designed to increase ownership through participation. Starting with Credentialing and Referral Networks, we plan to expand into limitless use cases in the $4.2T U.S. healthcare system.*

*Source

Invest Now
$0.19 Per Share

RAISED	INVESTORS
$21,735.32	6
MIN INVEST	VALUATION
$499.89	$21.5M

THE PITCH

We believe HPEC will revolutionize the way physicians will practice medicine and care for their patients. This may be the breakthrough that we have all been waiting for - and we are proud to say that it was conceived by physicians - for physicians. Hundreds of physician investors have already backed the future of HPEC and we are continuing to grow every day. Soon we believe our 400+ Physician Investors and over 1000+ Active Users will turn into thousands and tens of thousands - and we ask that you join us now in order to be an immediate part of that growth.

OVERVIEW

Empowering Physicians To Take Ownership Of Their Professional Credentials and Careers


Empowering Physicians With a New Mobility Marketplace
A digital platform that gives practicing physicians a self-sovereign decentralized identity and credential wallet
Identity
Own your professional identity. Control and secure instant access to your verifiable professional credentials.
Sign me up!
Recover my Wallet

**Beta app shown is currently in production and available. Final version of the app yet to be released.*

By solving the credentialing and identity management problem, HPEC improves access to care and creates a new physician mobility marketplace, with the potential to intercept numerous opportunities throughout the multi-trillion dollar U.S. healthcare industry (source), as well as the overall global market.



> “HPEC helps the healthcare system the most by letting patients and physicians own the information.”
>
> Roy Stoller, DO

**The above testimonial may not be representative of the views of other professionals and is not a guarantee of future performance or success.*

Utilization of HPEC’s digital platform, allows practicing physicians to create self-sovereign decentralized identity and credential wallets. Each wallet can be used to coordinate patient care, connect with professional peers, and for secure direct patient services. Additionally, HPEC functions as a self-governing social network for physicians, enabling physicians to build their own collaborative communities, networks, and decentralized autonomous organizations.

THE PROBLEM & OUR SOLUTION

Working Towards a Doctors DAO: An Ecosystem Where Doctors Work Directly With Their Peers and Patients

Existing healthcare infrastructure makes the process

Expensive, time consuming, inefficient, and frustrating for all involved

The current US healthcare system is expensive, time-consuming, inefficient, and frustrating. Patients need improved access and to be able to directly communicate with their doctors. Physicians need better support tools and systems that are free from third-party influence or interference. HPEC solves these problems via three mechanisms:



Inbox
Groups
Colleagues
Molly Mollsworth, DO
Remind them
Cancel Invitation
Phillipe King Grimaldi, MD
YOUR COLLEAGUES
Ally Jackson, MD
Astrid Gossamer, DO
Azazi Kinoya, MD
Bina Mishtani, MD

Advocacy

By providing what is modernly known as a decentralized autonomous organization, HPEC acts as a digital guild for practicing professionals. On our censorship-free, physician-controlled platform, doctors have the opportunity to collaboratively build referral networks, vote, self-govern, mobilize, and be active in the global medical community.

Credentialing

Understanding that friction in credentialing limits workforce mobility, HPEC provides secure identity management, and allows doctors to easily authenticate their credentials anywhere they want to work or travel to practice. They can also be paid directly for services using the HPEC digital wallet.



My Profile
Leah Houston, MD
Inbox
Welcome to HPEC!
add your credentials
Remind me later



Ownership

To the best of our knowledge, HPEC is the first and only user-centric solution of its kind. Our system is informed by the in-field experience of over 400 physicians who have contributed to building our network, and are actively engaged in growing the HPEC community.

Beta app shown is currently in production and available. Final version of the app yet to be released.

- Referral Networks & Advocacy – HPEC acts as a digital guild for practicing professionals by providing what is modernly known as a decentralized autonomous organization. On HPEC's censorship-free, physician-controlled platform, doctors have the opportunity to collaboratively build self directed referral networks, share clinical wisdom, vote on important policies and practice guidelines, self-govern, mobilize, and be meaningfully accessible to the patient community.

- Credentialing – HPEC provides secure identity management, which allows doctors to easily authenticate their credentials, increase their workforce mobility, and allows physicians to be paid directly for services, opinions, or data through the HPEC digital wallet.

- Ownership – To the best of our knowledge, HPEC is the first and only user-centric solution of its kind. Over 400 physicians have contributed to designing the platform, building the network, and are actively engaged in growing the HPEC community.


"HPEC makes the credentialing time faster and less expensive, and it gives the power of protection of being responsible for your own information."
Tisha Titus, MD

**The above testimonial may not be representative of the views of other professionals and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Realizing A Competitive Edge in The Multibillion Dollar Medical Credentialing Market

Outsourced credentialing costs our

$3K per physician, per credentialing event – amounting to an annual spend of over $5B

Based on recent data, we believe there is a sizable opportunity for HPEC's technology to compete with current industry incumbents. According to statistics, outsourced credentialing costs our healthcare system an average of $3K per physician, per credentialing event – amounting to an annual spend of over $5B (source). The average price of in-house credentialing packages are upwards of $200 per provider. In most cases, HPEC will save 10-20% over standard pricing, and will prevent physician lost income by eliminating the 3-6 month waiting period for credentialing approval.


"HPEC uses emerging technologies to streamline physician and patient interactions securely."
Charles Olson Jr., MD

**The above testimonial may not be representative of the views of other professionals and is not a guarantee of future performance or success.*

As HPEC moves towards a full commercial launch, we are actively establishing proof-of-concept with a user base of over 1,000 physician members, representing over 100k patients, and have two pilots with established ACGME approved academic residency programs. We have also secured a memorandum of understanding with a TeleFingerprinting company, which has agreements with all 50 state medical licensing boards. HPEC plans to automate and streamline the multi-state licensure process for its members by digitizing the company's currently manual fingerprinting process.


1,000+
Physician members in user base
~$800K
Received in previous raises
100K+
Patients Represented
Have two pilots with academic medical centers
Recently granted an investment by StartUp Health, an industry leader in health tech startups
Profile
About
I previously worked in Emergency Departments all over the country for almost 10 years. During that time I observed first hand the harm this current system does to both physicians and patients. These experiences... Read More
MD/PhD
Residency in Pediatrics
Fellowship in Endocrinology
Practice & Experience

Beta app shown is currently in production and available. Final version of the app yet to be released.

HPEC has received approximately $800K in funding from pre-seed investors, most of whom are physicians who want this solution for themselves and their patients. HPEC has also recently been granted an investment and accelerator partnership by StartUp Health, an industry leader in health tech startups acceleration.

WHY INVEST

Join Us In Building The Future of Healthcare

Our world is increasingly adopting digital technology. We believe now is the time to build solutions that serve people. HPEC's platform serves by connecting patients and professionals, providing data sovereignty and end-to-end transparency, and by creating a trusted source of direct physician services. HPEC is an opportunity to invest in industry innovation that empowers individuals, while eliminating third-party interference and influence rampant in the current healthcare system.


Join us as we automate physician referral networks, and
ultimately improve patient access to direct care

With your support we will be able to expand our team, refine our beta product, automate self directed referral networks, and ultimately improve patient access and direct care. Thank you for investing with HPEC on StartEngine!

ABOUT

HEADQUARTERS
13727 SW 152nd Street #671
Miami, FL 33177

WEBSITE
View Site

Physicians must empower themselves now in order to be free to ethically care for patients. HPEC provides a decentralized, physician controlled system that automates and streamlines the credentialing experience. By taking the bureaucracy out of credentialing, our platform creates workforce mobility, which in turn, gives you back the freedom to be the physician you've always wanted to be while creating greater access to care for your patients.

TEAM



Leah Christine Houston
Founder | CEO | Head of Product | Sole Director

Leah Houston, MD practiced emergency medicine across the US for nearly 10 years before becoming an entrepreneur in the physician autonomy and digital privacy space. She worked in 11 different health systems and 3 different states. During that time she experienced multiple times first-hand what all physicians experience: the administrative burden of the onboarding and credentialing process. That experience led her to start HPEC, a digital identity and credential data wallet for practicing physicians that will automate workforce mobility and improve patient access to physician talent.

The HPEC wallet is a decentralized identity application now available on the iOS and Google Play stores that makes the physician the primary source of ownership and control of their professional credentials, data, and right to work. We also developed Evercred; a separate and interoperable credential and authentic data issuing and verification system. Evercred and HPEC are built on open decentralized identity standards and are therefore Interoperable but not interdependent. Our system can interop with any other decentralized identity standards based system and are in beta and available for pilot projects.

TERMS

HPEC

Overview

PRICE PER SHARE	VALUATION
$0.19	**$21.5M**
DEADLINE	FUNDING GOAL
Oct 30, 2023	**$15k - $618k**

Breakdown

MIN INVESTMENT	OFFERING TYPE
$499.89	**Equity**
MAX INVESTMENT	ASSET TYPE
$249,999.91	**Common Stock**
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
78,947	**Class A Common Stock**
MAX NUMBER OF SHARES OFFERED	
3,252,631	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time Based Perks

Friends and Family Bonus: *Invest within the first 72 hours and receive 15% bonus shares.*

Super Early Bird Bonus: *Invest within the first week and receive 10% bonus shares.*

Early Bird Bonus: *Invest within the second week and receive 5% bonus shares.*

Amount Based Perks

Tier 1 | $1000+: *Receive an HPEC Carabiner Badge Reel*

Tier 2 | $3000+: *HPEC Phone Pop Socket (~$10/each) + HPEC Carabiner Badge Reel ($3.25/each) + A free ViTel Health membership*

Tier 3 | $5000+: *Receive an HPEC Phone Pop Socket + HPEC Carabiner Badge Reel + HPEC Tumbler+ A free ViTel Health membership +1 year of free ViTel Telehealth job matching with no transaction cost/fees*

Tier 4 | $10,000+*: All of the Above + 10% Bonus Shares + a meeting with Dr. Busse to talk about your goals + 3 months free basic ViTel Health EHR use and implementation for the physician investor and up to 2 staff members (this would usually be $295 a month for the basic EHR) - you can also choose to use the $295/mo toward the $495 specialty specific EHR if they need a more robust solution*

Tier 5 | $20,000+*: All of the Above + 20% Bonus Shares + 3 months free specialty specific or basic ViTel Health EHR use (normally $295-485/mo) and implementation for the physician investor and up to 2 staff members ($885-$1485 Total Value) +1 year Elite Membership to Friends of Medicine a $595 value (physicians only) + seat on HPEC Physician Advisory Board (physicians only)*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Loyalty Bonus: *Friends of HPEC will receive an additional 5% bonus shares.*

The 10% StartEngine Owners' Bonus

HPEC, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.19/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $19. Fractional shares will not be distributed and Unit bonuses will be determined by rounding down to the nearest whole Unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

15% **Friends and Family Bonus**
Invest within the first 72 hours and receive 15% bonus shares.
02 DAYS 21 HOURS 01 MINS 07 SECS

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into HPEC.

$499
EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.
Select

$499
FRIENDS AND FAMILY BONUS
Invest within the first 72 hours and receive 15% bonus shares.
Select

$1,000
TIER 1 | $1000+
Receive an HPEC Carabiner Badge Reel
Select

$3,000
TIER 2 | $3000+
HPEC Phone Pop Socket (~$10/each) + HPEC Carabiner Badge Reel ($3.25/each) + A free ViTel Health membership
Select

$5,000
TIER 3 | $5000+
Receive an HPEC Phone Pop Socket + HPEC Carabiner Badge Reel + HPEC Tumbler+ A free ViTel Health membership +1 year of free ViTel Telehealth job matching with no transaction cost/fees
Select

$10,000
TIER 4 | $10,000+
All of the above + 10% Bonus Shares + a meeting with Dr. Busse to talk about your goals + 3 months free basic ViTel Health EHR use & implementation for the physician investor & up to 2 staff members or $295/mo toward the $495 specialty-
Select

$20,000
TIER 5 | $20,000+
All of the above + 20% Bonus Shares + 3 Months free specialty ViTel Health EHR use + 1 year Elite Membership to Friends of Medicine (physicians only) + seat on HPEC Physician Advisory Board (physicians only)
Select

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1: https://youtu.be/Um-_pWcfDTA

As physicians, we're a different breed, aren't we? While the world is living, we are working. Saving lives, putting our patients before ourselves. When people are facing their worst day, our minds snap into problem solving mode.

We know protocols and algorythms won't be able to solve these problems. Or save our patients' lives. But we will.

And while we're busy working, while our practice environment becomes more digitized, who will be protecting our professional identity? and our patients' privacy? HPEC.

How can we trust it? Because it's designed by physicians for physicians. While you take care of others, we're designing solutions that will take care of you.

Invest in this movement. Own your data. Own your right to work. And build the future of medicine with us.

Video 2: https://www.youtube.com/watch?v=3Ap2iNJSBaQ&ab_channel=HPEC

We're building the future of healthcare and we're asking you to join us. HPEC is restoring privacy security and trust to the doctor-patient relationship. We're eliminating the need for middlemen that erode that relationship while driving up costs and providing little value. HPEC creates opportunities for secure, direct patient communication that's not reliant on or influenced by third parties.

We do this by leveraging a new secure technology called self-sovereign identity, or SSI. HPEC allows us to digitally verify our identity as doctors in order to secure our professional right to work and to interact with our colleagues and patients directly. Once a physician has their HPEC identity, they'll then be empowered to interact with their patients in a direct and confidential way.

So how does this work? You may have noticed that you can log into various pages of the internet using your email or social media ID and passwords. This is called single sign-on technology, or SSO. When we use single sign-on technology, we don't own or control any of the data that it generates now. In contrast, SSI can similarly be used to log in, but it's 100 controlled by you as the end user.

The physician would be in complete control over their HPEC identity with none of their information being stored on a centralized server. When we log in with SSI we own our information and we can't be tracked, monitored or influenced. The data that we generate as physicians is valuable whether it be about our patients or whether it be about our behaviors, our prescribing patterns, or referral patterns.

As a physician, I have no control over what happens to the information I've documented about my patients. Most of us currently have no choice. We've become data entry clerks and in the meantime, we're unknowingly using platforms that capture our patients data and then sells it to the highest bidder. They then use data analytics in order to try to find out ways to further deny care to our patients while denying payment to us for our services. This must end. Patients want more time with their doctors, they want more control over their healthcare experience. We have a chance to give that to them and while doing so we can also regain control over the practice of medicine.

In order to make this a reality, we need to build these digital identity solutions and give them to the physician community.

So that's our plan.

We're creating an opportunity for you to own your future.

This is our chance.

Together we can make it happen.

Video 3: https://www.youtube.com/watch?v=Wjz-sT5_6VE&ab_channel=HPEC

The United States healthcare system is broken. Physicians have been disempowered by managed care and have lost control over the practice of medicine. But a new secure technology has the ability to change that. This technology can distribute power away from minority stakeholders in our healthcare system in a process called decentralization.

Decentralization is a community-driven process where individuals on a network each have an equal stake and can collaborate towards common interests. HPEC is from the physician community for the physician community. Physician's share the common interest of liberating the doctor-patient relationship from the grips of managed care.

De-centralizing power away from third parties who do not provide value. The problem is huge and there hasn't been a consensus on how to address it within the community. That's partially because physicians are experts focused on their particular field, which makes it difficult for them to agree on potential solutions. HPEC solves this problem by digitally organizing the physician community around shared interests and common goals while simultaneously allowing them to protect their own individual needs so they can continue to protect the individual needs of their patients.

The HPEC platform is designed to protect the sovereign rights of those who choose to participate in the network because the governance protocol will be self-directed. Blockchain technology will ensure the data is secure and the individual physicians on the network will ensure the network can be trusted. We can build trust without the need for hierarchy or centralized control when decisions are powered by the collective effort of practicing physicians on the network.

HPEC unlocks the future of healthcare. Sign up for our newsletter to learn more.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:20 PM 06/07/2019
FILED 02:20 PM 06/07/2019
SR 20195315127 - File Number 7457620

CERTIFICATE OF INCORPORATION

OF

HPEC, INC.

FIRST: The name of the corporation is HPEC, Inc. (the "Corporation").

SECOND: The address of the corporation's registered office in the State of Delaware is 16192 Coastal Highway in the City of Lewes, County of Sussex, State of Delaware 19958. The name of the registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes conducted or promoted by the Corporation is to engage in any lawful act or activities for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue shall be 400,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $.0001 per share ("Common Stock"), 10,000,000 shares of Preferred Stock, par value $.0001 per share (the "Preferred Stock") and One Hundred Ninety Million (190,000,000) shares of Token Class Stock, each share to have a par value of $.0001 per share.

The relative powers, designations, preferences, special rights, privileges, qualifications, limitations, restrictions and other matters relating to such Common Stock, Token Class Stock and the Preferred Stock are as set forth in this Article FIFTH.

FIFTH: The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

The relative powers, designations, preferences, special rights, privileges, qualifications, limitations, restrictions and other matters relating to such Common Stock and the Preferred Stock are as set forth in this Article FIFTH.

A. Common Stock. Common Stock shall be issued in two classes, Class A Common Stock and Class B Common Stock. The voting, dividend and liquidation and other rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock, if any.

1. Voting. (i) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor, if, as and when determined by the Board of Directions in their sole discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized and issued hereunder. Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends,

3. Liquidation. Upon the dissolution or liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject however, to the liquidation rights of the holders of Preferred Stock authorized and issued hereunder.

4. Conversion. Upon the transfer of a share of Class B Common Stock by its initial holder, such share of Class B Common Stock shall be automatically converted in a share of Class A Common Stock.

B. Preferred Stock. The Board of Directors is hereby authorized from time to time to provide by resolution for the issuance of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by this Certificate of Incorporation, as amended from time to time, and to determine with respect to each such series the number of shares in such series, the voting powers, if any (which voting powers if granted may be full or limited), designations, powers, preferences, qualifications, limitations, restrictions and the relative, participating, optional or other special rights, if any appertaining thereto including, without limiting the generality of the foregoing, the voting rights appertaining to shares of Preferred Stock of any series (which may be one vote per share or a fraction or multiple of a vote per share, and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any series may be entitled (which may be cumulative or non-cumulative), the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution or winding up of the affairs of the Corporation, and the rights, if any, of the holders of Preferred Stock of any series to convert or exchange such Preferred Stock of such series for shares of any other class of capital stock (including the determination of the price or prices or the rate or rates applicable to such right to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable).

C. Token Class Stock. The Board of Directors of the Corporation may by resolution authorize the issuance of shares of Token Class Stock from time to time in one or more series. The Corporation may reissue shares of Token Class Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. The Board of Directors is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Token Class Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Token Class Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The management of the business and the conduct of the affairs of the Corporation, and in further definition and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be by the State of Delaware, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the By-Laws of the Corporation as in effect from time to time, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Subject to the provisions of Section 3(b)(i) above, number of directors which shall constitute the whole Board of Directors shall be fixed by, or the manner provided in the By-Laws. The phrase "Whole Board' and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot except as and to the extent provided in the By-Laws.

B. After the original or other By-Laws of the Corporation have been adopted, amended or repealed, as the case may be, in accordance with the provisions of Section 109 of General Corporation Law of the State or Delaware, and, after the Corporation has received payment for any of its stock, the power to adopt, amend, or repeal the By-Laws of the Corporation may be exercised by the Board of Directors of the Corporation.

C. The books of the Corporation (subject to any provision contained in the statutes of the State of Delaware) may be kept at such place within or without the State of Delaware as the By-Laws of the Corporation my provide or as may be designated from time by the Board of Directors of the Corporation.

EIGHTH: The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware as the may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnity under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section as amended or supplemented (or any successor), and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to in his official capacity and as to action in another capacity while holding such office, and continue as to a person who has ceased to be a director, officer, employee or agent shall inure to the benefit of the heirs, executors and administrators of such a person.

NINTH: No director shall be personally liable to the Corporation or its stockholders for any monetary damages for breaches of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, provided that this provision not eliminate or limit the liability of a director, to the extent that such liability is imposed by applicable law: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law; (iii) under Section 174 or successor provisions of General Corporation Law of the State of Delaware; or (iv) for any transaction from which or derived an improper personal benefit. This provision shall not eliminate or limit the liability of any director for any act or omission if such elimination or limitations is prohibited by the General Corporation Law of the State of Delaware. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability or any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

TENTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered, changed or repealed, and provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws. and all rights at any time conferred upon the stockholders of the Corporation by this Certificate are granted subject to the provisions of this Article.

ELEVENTH: The name and mailing address of the Incorporator are as follows: Paul Goodman, 420 Lexington Avenue; Suite 2320, New York, New York 10170

Paul Goodman, Incorporator
420 Lexington Avenue; Suite 2320
New York, New York 10170
(212)661-6800

Exhibit G to Form C

Test The Waters Materials

HPEC

fixing healthcare from the perspective of practicing physicians and their patients

www.hpec.io

REQUIRED DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

PitchDeck

Healthcare Trends and Regulations

Growth in healthcare spending compared to administrators and physician workforce.



8000
6000
4000
2000
0
% increase
1975
1980
1985
1990
1995
2000
2005
2010
2015
2020
Year
DRG's
PPA
(CMS)
HIPAA
HITECH
ACA
Administrators
Spending
Physicians

source: Aetna

The Physician **Shortage**

HPEC

The projected physician shortage.



140000
105000
70000
35000
0
Projected Physician Shortage
139,000
54,100
2021
2024
2027
2030
2033
Year

source: AAMC

How Physicians and Patients **Feel**


HEALTH SYSTEM ADMINISTRATORS
INSURANCE EXECUTIVES
Norman Rainock

The Physicians Path is **Long and Cumbersome**

HPEC

We cannot change the path to becoming a doctor, but we can make the career lifecycle easier and more automated



Undergrad | Med School | Residency | Graduation Physician Workforce Career Lifecycle Retirement

4 years — *4 years* — *3-8 years* | *30-40years*

The HPEC **Solution**

HPEC

One company. Two interoperable open standards products.

Issue credentials upstream and and automate identity and credential verification downstream.

Current market offerings are not compliant with regulations, and are siloed downstream, manual, and require multiple systems.

evercred



Simple. Streamlined. Secure.



CREDENTIALING AUTHENTICATION
AUTHENTIC DATA PROVENANCE
COMMUNICATION & DATA TRANSFER

Built on open decentralized identity standards.

Both in Beta and interoperable with any open standards based system

Regulatory compliance automated. Provenance data automatically included

Our system provides an automated, secure and compliant way to issue, verify and manage authentic private and user centric information in any decentralized ecosystem.

HPEC



The $5 Billion Problem

Physician Identity and Credentialing I Our 1st Use Case

HPEC


(Credential Holder)
Physician
$25,000 - $150,000
in lost income
Current Process
Residency Certificate
Residency Certificate
EXPENSIVE
&
ADMINISTRATIVLEY
BURDENSOME
4-6
Month Process
Credential Issued
Credential Presented
1
2
Issuing Institution
Verifying Institution
$5 Billion
Problem
lose on average ~$1.2 million in revenue per physician credentialing event
Credential Presented for Verification
3
4
Credential Verified

The **Future** Process

Automated I Streamlined I Secure



HPEC
Physician
(Credential Holder)
Residency Certificate
Residency Certificate
3
Credential Issued
1
Credential Presented
2
evercred
Issuing Institution
Verifying Institution
write
read
Decentralized Data Registry
1
3
evercred
(Blockchain)

Physician Workforce Mobility **Ecosystem**

Automating physician identity verification from the start provides mobility between jobs, systems and practices over the physicians career



HPEC
SYSTEM LOGIN
single sign in to systems compliant with standards implementation
DATA PROVENANCE
logs on a distributed ledger
evercred
Dashboard
HEALTH DATA
Effectively stored and appropriately accessed with user directed and trusted ZKP
CREDENTIALS
Automated credential and identity verification
DIF
W3C
Your Digital Wallet
Identification
Payments
Upload
Verify
Share
Identity Strength
Store credentials & get verified to strengthen and protect your identity.
Next, verify your medical degree
Credentials
Drivers License, New York State
Medical License, New York State
Albany Medical Center
HPEC DIGITAL IDENTITY WALLET:
Empowers the physicians to be the primary source of their credential data

The HPEC **Digital identity Wallet**

HPEC

The Decentralized Autonomous Organization of Physicians.

HPEC



9:41
Your Digital Wallet
Identification
Payments
Upload
Verify
Share
Identity Strength
Store credentials & get verified to strengthen and protect your identity.
4 points earned of 5
Next, verify your medical degree
Credentials
Drivers License, New York State
Request verification for this credential
Medical License, New York State
Request verification for this credential
Albany Medical Center
Request verification for this

Nearly 1000 Physician members to date!

Physicians initially join the network, and upload their own credentials for verification from HPEC

Physicians then invite their known physician colleagues to the network

Revenue can be invested back into the community.
That revenue can be spent on needed services through utilizing HPEC points. This incentives physicians to stay, participate and continue to grow the network



For every credential upload and validation physicians get **HPEC** points

Those points can then be exchanged for services that the HPEC network provides

Target **Market** | **Business** Model

HPEC

marketplace: all are paying now - all are frustrated

Issuers

- Medical Schools
- Residency Programs
- State Licensing Boards
- Federal licensing boards

Purchase Evercred SAAS

Lifetime savings per learner >$100K
Generates revenue for issuer
Will pay for optimal evercred SAAS.

Holders

- Physicians
- Surgeons
- Residents
- Fellows

EcosystemValue Creators

Workforce mobility streamlined
Generates revenue for holder
Reduction in admin burden.

Verifiers

- Employers
- Hospitals
- Billing Companies
- Insurance Companies

Pay Per Verification Per Cycle

Automated verification = priceless
Pay $500 per physician per year
Already pay & will continue to pay.

Revenue **Model**

Physician identity and credential data: our first use case.



Credential Request
1
Holders
Verifiers
4
Payment Request
2
Credential Proof
credential held under smart contract until payment is made
5
Payment
evercred
Payment
3
Issuers
Holders & Issuers Earn
Verifiers Pay
HPEC
provides the service takes a fee
Purchase evercred SAAS

Time is **Now**

User centric authentic data ecosystems are the future of streamlined accurate and compliant data transfer

No Market Leader

First mover advantage for the HPEC evercred system to be the comprehensive one stop shop for issuing and maintaining credentials.

New Technology

Authentic data and automated decentralized identity verification technology not available in market today.

Need for Change

Physician and credentialing communities advocating to empower credential holders to be the primary source of their credentials.

Regulation & Compliance

Data and Privacy Regulators in support of this technology.
21st Century Cures.
AAMC working on making this a standard by 2023.

Market **Opportunity**

HPEC

The physician credentialing identity and workforce mobility and data output market.

Start
physician credentialing

$5+ Billion

Annual cost of physician credentialing

$3000 ave. cost of credentialing per physician per credentialing event

Next
incorporate our compliant system to patient centric data systems

$450+ Billion

Healthcare data ecosystem market

$25K fine per noncompliance occurrence per day

Later
incorporate into other use cases and applications

$3.9+ Trillion

Unites States spending on healthcare

~10% of spending goes to physicians , yet they control 80% of spending

Current **Legacy Systems**

HPEC

Physician identity management touches many systems, several of which will be enhanced or replaced by HPEC

Graduation

Centralized Siloed Software to Organize Physicians and Other healthcare workers

Epic
ORACLE PeopleSoft
Cerner
CAQH

Career Lifecycle to Retirement

Centralized Siloed Software to Organize Physicians and Other healthcare workers

doximity
healthgrades
Zocdoc

evercred
HPEC

Med School I Residency

Centralized Siloed Software to Organize Physicians and Other healthcare workers

New Innovations
medhub
Hyland

Active Physician Workforce Data

Multiple, Closed permission Centralized Physician Data AND Credentialing

Interstate Medical Licensure Compact
axuall
AMA
INTIVA HEALTH
synaptic Health Alliance
Professional Credentials Exchange
fsmb
BLOCKCERTS

Company **Milestones**

HPEC

2020 — Pre-launch
Market Research
Identifying Core Team
Crowdfund from Physicians

2021 — Develop Product
Feasibility Customer Research
System Design
Build and Prep to Launch MVP

2022 — Launch MVP
Capital Raise - Seed
Launch MVP
Start Pilot Projects
Grow Physician User Base

2023 — Revenue
Engage Pilot Partners
Crowdfund
Increase Physician User Base

2025 — Scale
First Paying Customers
Interoperable and Widely adopted System
Capture 7% of the Market

Early **Partnerships** and Traction

Early traction with potential to expand

Pilot project:
potential to renew and expand to Oklahoma State University

Partnership:
To automate & digitizing their manual fingerprinting business

Pilot project:
potential to renew and expand to State of New York

NORMAN REGIONAL Health System

- Emergency Medicine Residency
- 24 Resident Physicians

TeleFingerprinting™

- All 50 Medical Licensing Boards
- Patented System

University at Buffalo Jacobs School of Medicine and Biomedical Sciences

- Residency & Fellowship Programs
- Up to 744 Physicians

Established **RegTech** Partnership

HPEC

TeleFingerprinting™

- Partnering to develop a permanent digital solution for their currently manual and paper-based business processes

Established Relationships:

Numerous fortune 500 companies

All State Medical Licensing Boards

AdventHealth, Advanced Radiology Solutions, aetna, Alternate Solutions Health Network, array, Cancer CAREpoint, Children's Hospital of Philadelphia, Chen Senior Medical Center, GLMI Great Lakes Medical Imaging, Heartbeat, NW Monitoring, Marathon Health, MDLIVE, OncoHealth, SOC Telemed, Orlando Health, progyny, PharmForce, radiology partners, standard Custody & Trust Company, InTouch Health is now part of Teladoc Health, TeleSpecialists, WellBe Senior Medical

Future Revenue **Models**

HPEC


evercred

- Marketplace opportunities
- Set up fee for evercred
- Innovative Payment Models
- R&D Pharma / Biotech
- Telemedicine integrations
- Data sharing
- Password-less Login
- Advertising to physicians and/or patients
- Credential cost $1600/ doc per year

Physician **Investors**

HPEC

A small sample of our >400 physician investors!


Roy Stoller, DO


Noel Peng, MD


Christina Dewey, MD


Bradley Dreifuss, MD


Molly Rutherford, MD


Heather Hammerstedt, MD


Basia Jenkins, MD


Sharan Lohithaswa, MD


Armando Clift, MD


Myiesha Taylor, MD


Noshene Ranjbar, MD


Niran Al-Agba, MD


Paul DeChant, MD


Erik Salib, DO


Lucia Cheng, MD


Ean Bett, MD


Mehnaz Hydar, MD


Venu Julapalli, MD


Alonzo Sexton, MD


Vinay Julapalli, MD

Our **Team**

HPEC

Experienced and passionate team.



Leah Houston, MD
Founder

20+ years of experience
Physician & SSI Expert
Head of Product



Jon Guerin
CTO

23+ years of IT experience
Big Tech & Startup Experience



Khodja Idriskhodjaev
Lead Mobile App Architect

6+ years of software development
4+ years experience building mobile apps



Paul Goodman, JD
Chief Legal Counsel

30+ years of securities experience
NFT-founder, 3x counsel for startups

Our Future **Healthcare** System


Medical College
HPEC
Norman Rainock

Seed **Investment**

Accelerate existing pilots I Refine technology development

HPEC

REQUIRED DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

$5M Seed Round

February 2023- May 2023

Term Sheet

Use of Proceeds



Call Us:
212-518-6685

Email Us:
leah@hpec.io